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Exhibit 12.1

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Income before income taxes and cumulative effect of change in accounting principle effect	$1,347	$1,294	$2,245	$1,646	$2,520
Interest expense (net of amounts capitalized)	726	699	613	549	403
Interest factor on rentals	82	96	106	108	76

Earnings available for fixed charges	2,155	2,089	2,964	2,303	2,999

Interest expense	726	699	613	549	403
Interest factor on rentals	82	96	106	108	76

Fixed charges	$808	$795	$719	$657	$479

Ratio of earnings to fixed charges	2.67	2.63	4.12	3.51	6.26

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QWEST CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)